EXHIBIT 99.1

Tekmira Receives US$14.5 Million Milestone Payment

VANCOUVER, British Columbia, Jan. 21, 2014 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, confirmed today that it has received US$14.5 million of the net US$16.5 million in near term payments as outlined in the terms of an option agreement signed with Monsanto, which supports the application of Tekmira's proprietary delivery technology and related intellectual property (IP) for use in agriculture.

The agreement follows Monsanto's initial testing of Tekmira's proprietary delivery technology and the demonstration of initial positive results from use of that technology in the field of agriculture. The companies' agreement and research collaboration is focused on the development of new innovative biological solutions for farmers, which have the potential to provide new options for sustainable pest, virus and weed control.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading delivery technology platforms to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering its delivery technology. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about near term payments outlined in an option agreement with Monsanto; the use of Tekmira's proprietary LNP platform technology and related IP in agriculture applications; and the development of new innovative biological solutions for farmers, which have the potential to provide new options for sustainable pest, virus and weed control.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the agreement with Monsanto may not result in the use of Tekmira's technology in agricultural applications, or result in the payment (both quantum and timing) from Monsanto as anticipated, or at all; Tekmira's technology many have no economically beneficial application in the field of agriculture; Tekmira's products may not prove to be effective or as potent as currently believed.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2012, which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca